Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Formation	DBA
ACV Auctions Inc.	Delaware	ACV
ACV AUTO AUCTIONS INDIA PRIVATE LIMITED	India
ACV Auto Canada Ltd.	British Columbia
ACV Capital Funding LLC	Delaware
ACV Capital LLC	Delaware
ACV Operating Company Inc.	Delaware
ACV Remarketing Centers Inc.	Delaware
ACV Services Company Inc.	Delaware
ACV Transportation LLC	Delaware
Central Auto Holdings LLC	Delaware
Max Digital LLC	Delaware
MONK SAS	France
True Partners USA LLC	Florida
True360 LLC	Delaware